

August 21, 2014

Via E-mail
John P. Wilkirson
Executive Vice President and Chief Financial Officer
Cobalt International Energy, Inc.
920 Memorial City Way, Suite 100
Houston, TX 77024

> **Re: Cobalt International Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-34579**

Dear Mr. Wilkirson:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Business, page 3

West Africa, page 5

1.   Within the discussion of the Cameia project you explain that you continue to advance through the project development life-cycle following the drilling of the successful Cameia #2 appraisal well, which has shown lateral continuity within the reservoir originally encountered by your Cameia #1 exploration well. Given the successful well drilled at Cameia #2, please clarify the nature of the amounts identified as dry-hole expense for the 'Cameia #2 drill stem test' within the table on page 74.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or me at (202) 551-3686 if you have questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief